FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005

MAG Silver Corp.

(SEC File No. 0-50437)

328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F   X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2005

        “Dan MacInnis”

DAN MACINNIS

President & CEO

FORM 6K – January 2005

MAG Silver Corp.

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1.

Name and address of eligible institutional investor:

Sprott Asset Management Inc. (the “Offeror”) 200 Bay Street, Suite 2700 Royal Bank Plaza, South Tower Toronto, Ontario M5J 2J1

2.

The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

As at December 31, 2004, there was a net increase of 163,000 in the holdings of common shares (“Common Shares”) and no change in the holdings of the warrants (the “Warrants”) of Mag Silver Corp. (the “Issuer”). However, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net decrease of 2.5% in the Offeror’s securityholdings.

3.

The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:.

As at December 31, 2004, the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 1,876,820 Common Shares and 999,410 Warrants of the Issuer. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) the Offeror exercises control or direction over 10.7% of the issued and outstanding Common Shares.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a)

the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Offeror does not itself own any Common Shares or other securities of the Issuer. The only persons with whom the Offeror may be deemed by the Securities Act (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b)

the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c)

the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The Offeror exercises control or direction over all of the Common Shares and Warrants referred to above in its capacity as portfolio manager of managed accounts.

5.

The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

7.

The names of any joint actors in connection with the disclosure required by this report:

The managed accounts of the Offeror holding Common Shares and Warrants include: Sprott Canadian Equity Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund Ltd., BluMont Strategic Partners Hedge Fund and the Sprott Managed Accounts.

If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

8.

A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of January, 2005.

SPROTT ASSET MANAGEMENT INC.

By: “Neal Nenadovic”

Neal Nenadovic

Chief Financial Officer

FORM 53-901F
MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

MAG SILVER CORP.
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:

(604) 630-1399
Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: January 12, 2005

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated January 12, 2005

ITEM 4.

SUMMARY OF MATERIAL CHANGE

MAG announces that effective February 1, 2005 Mr. Dan MacInnis has been appointed CEO and Director of the company and Mr. Gordon Neal has now joined the firm as Vice-President Corporate Development.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated January 12, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)   N/A

ITEM 7.

OMITTED INFORMATION  N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: George Young, President Phone: (604) 630-1399

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 21st day of January, 2005.

MAG Silver Corp.

“George S. Young”

George S. Young,

President

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5

328-550 Burrard St. B.C. V6C 2B8
Phone: (604) 630-1399    Fax: (604) 484-4710

TSX-V: MAG	NR 05-01
OTCBB: MSLRF	January 12, 2005

MAG SILVER APPOINTS DAN MACINNIS AND
GORDON NEAL TO EXECUTIVE TEAM

Vancouver, BC…………MAG Silver Corp. (TSX-V:MAG) is pleased to announce that effective February 1, 2005 Mr. Dan MacInnis has been appointed CEO and Director of the company and Mr. Gordon Neal has now joined the firm as Vice-President Corporate Development.

Mr. MacInnis has over thirty years experience in worldwide mineral exploration - including Mexico. He has managed and directed multi-million dollar exploration programs for Noranda Exploration, Battle Mountain Gold/Hemlo Gold, and Sargold Resources. Mr. MacInnis has extensive global experience in property acquisitions and joint venture negotiations and operation. A significant number of mineral discoveries have been made under the guidance of Mr. MacInnis. Discoveries include gold and base metal deposits in the US, Canada and Mexico. Mr. MacInnis is a Registered Professional Geoscientist (P.Geo) and is a graduate of Saint Francis Xavier University with a BSc. in Geology.

Mr. Neal was the founder of Neal McInerney Investor Relations, which grew to be the second largest Investor Relations firm in Canada with international offices serving a Financial Post 500 and Forbes 100 client base. During his time as President of this firm he marketed more than $4 billion of debt and equity to institutional investors in Canada, the United States and Europe. Mr. Neal was been a consultant to TVX Gold, Glamis Gold, Santa Elina Gold and Hillsbourough Resources.

“We are very excited to have both Dan and Gordon joining the team as MAG moves to the next level in its development”, said George Young, current President and CEO of MAG Silver. “Dan brings credentials to further develop and manage MAG’s properties and programs while Gordon will focus on investor awareness and financial community relations. We expect that this team will greatly enhance shareholder value going forward”.

In conjunction with their appointments MAG Silver has granted incentive stock options in the amounts of 250,000 and 100,000 to Mr. MacInnis and Mr. Neal respectively. Additionally, another 620,000 options have been granted to the remaining Officers, Directors and Employees of the company.

George Young, who has overseen the early growth and development of the Company, will remain as a Director and intends to focus his efforts on investor and media relations on behalf of the Company. The Board of Directors takes this opportunity to thank Mr. Young for his excellent service and his commitment.

About MAG Silver Corp.

MAG Silver, based in Vancouver Canada, is focussed on exploration targets in the Mexican Silver Belt that are of interest at any conceivable silver price, in districts with known large-scale production.

On behalf of the Board of

MAG SILVER CORP.

R. Michael Jones

Director

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

FORM 53-901F
MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

MAG SILVER CORP.
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:

(604) 630-1399
Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: January 24, 2005

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated January 24, 2005

ITEM 4.

SUMMARY OF MATERIAL CHANGE

MAG Silver Corp. (TSXV:MAG) announces that it has granted incentive stock options to purchase up to a total of 175,000 shares to two of its directors. The options are exercisable for a term of five years at the price of $1.06 per share.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated January 24, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)   N/A

ITEM 7.

OMITTED INFORMATION  N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: George Young, President Phone: (604) 630-1399

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 26th day of January, 2005.

MAG Silver Corp.

“George S. Young”

George S. Young,

President

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5

328-550 Burrard St. B.C. V6C 2B8
Phone: (604) 630-1399    Fax: (604) 484-4710

TSX-V: MAG	NR 05-01
OTCBB: MSLRF	January 24, 2005

MAG SILVER GRANTS OPTIONS

MAG Silver Corp. (TSX-V:MAG) announces that it has granted, subject to any necessary regulatory and shareholder approvals, incentive stock options to purchase up to a total of 175,000 shares to two of its directors. The options are exercisable for a term of five years at the price of $1.06 per share

About MAG Silver Corp.

MAG Silver, based in Vancouver Canada, is focussed on exploration targets in the Mexican Silver Belt that are of interest at any conceivable silver price, in districts with known large-scale production.

On behalf of the Board of

MAG SILVER CORP.

R. Michael Jones

Director

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.